September 17, 2013

William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:         Haverty Furniture Companies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 5, 2013
Form 10-Q for Fiscal Quarter Ended June 30, 2013
Filed August 2, 2013
File No.  001-1445

Dear Mr. Thompson:

Set forth below are Haverty Furniture Companies, Inc. (“Havertys,” “the company,” “we,” or “our”) responses to the Securities and Exchange Commission Staff’s (“SEC” or the “staff”) comments given by letter (the “Comment Letter”) dated September 3, 2013, regarding the company’s Annual Report on Form 10-K (the “2012 Form 10-K”) for the year ended December 31, 2012 and Form 10-Q for the quarter ended June 30, 2013. The responses are numbered to correspond to the comments set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 14

Liquidity and Capital Resources, page 19
Overview of Liquidity, page 19

1.
Comment:  We note your statement in the first paragraph that increased lease obligations are primarily due to arrangements that are not considered capital leases but must be recorded on your balance sheets.  Please tell us the nature of these arrangements, the terms of the arrangements and your basis in GAAP for your accounting for the arrangements citing the authoritative guidance you are applying.

Response:  The arrangements referred to in the referenced paragraph are for retail stores and improvements with an aggregate cost at December 31, 2012 of approximately $18.9 million, or 4.5% of our total property and equipment of $422.7 million.

William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
September 17, 2013       Page 2

We were involved in the construction or major structural modifications of these leased properties. Our agreements with the landlords during the construction phase required Havertys to pay any and all costs and expenses incurred in connection with the construction, including those costs that are not normal tenant improvements.  Havertys was also liable for any cost overruns as the amount of any landlord reimbursements were fixed.  We concluded for these properties the criteria had been met for being deemed the accounting owner during the construction period under ASC 840-40-55-15.

Following construction completion, we performed an analysis under ASC 840-40-25-11 and determined that each of the leases remaining on our balance sheet did not qualify for sale-leaseback accounting as a result of our continuing involvement.  Accordingly, the related assets and liabilities remained on our balance sheet.

Item 15.  Exhibits, Financial Statement Schedules, page 28

Exhibit 23.1

2.	Comment: We note that the consent is not signed. Please provide a signed consent.

Response:  A signed consent is attached to this letter.

Financial Statements and Supplementary Data

Note 5, Credit Arrangement, page F-11

3.
Comment:  We note that your credit agreement limits your ability to pay dividends.  Please tell us your consideration of disclosing the nature of the restrictions on the payment of dividends and the amount of retained earnings or net income restricted or free of restriction.  Refer to Rule 4-08(e)(1) of Regulation S-X.

Response:  Our credit agreement limits our ability to pay dividends upon reaching $16.5 million of unused availability or when we are in default.  The agreement does not restrict net income or retained earnings.  We had $53.6 million in cash at December 31, 2012 and, except during the first quarter of 2009, there have been no borrowed amounts outstanding since the agreement was put into place in 2008.  We will disclose in our future filings that these covenants are not expected to impact our liquidity or capital resources.

William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
September 17, 2013      Page 3

Note 10, Benefit Plans, page F-15

4.
Comment:  Please tell us your consideration of disclosing how you calculate the market related value of plan assets as that term is defined in ASC 715-30-20.  Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount.

Response:  We have consistently used fair value to calculate the market related value of plan assets used in determining the expected return on plan assets.  In our future filings, we will clearly disclose in the notes to our financial statements that the fair value method is used to calculate the market related value of plan assets.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Note A – Business and Reporting Policies, page 5

5.
Comment:  We note your disclosure regarding the out-of-period adjustment related to your historical accrual process for certain vendor pricing allowances. Please tell us your consideration of disclosing your accounting policies for consideration received from vendors in the notes to your annual financial statements.

Response:  We receive cooperative advertising funds from most of our vendors. The amounts are generally based on a percentage of purchases.  We record these amounts as a reduction in the price of the products in inventory and a reduction of cost of sales when the inventory is sold as required by ASC 605-50-45-12.  These vendor payments were less than 2.8% of our total costs of goods sold for the three years included in our 2012 Form 10-K.  We also receive payments from a small number of vendors which are directly related to specific advertising activities, and we record these reimbursements as a reduction of advertising expenses in our selling, general and administrative expenses as required by ASC 605-50-45-13.  These payments were less than 0.7% of our selling, general and administrative expenses and less than 4.8% of our advertising expenditures for the three years included in our 2012 Form 10-K.

William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
September 17, 2013     Page 4

Item 4, Controls and Procedures, page 13

6.
Comment:   Please disclose any change in your internal control over financial reporting that occurred during the quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Please refer to Item 308(c) of Regulation S-K.  Please note that this comment also applies to Form 10-Q for the quarterly period ended March 31, 2013.

Response:  There were no changes in our internal control over financial reporting during the referenced periods.  In our future filings when no changes occur, we will include a statement similar to the following:

There were no changes in our internal control over financial reporting that occurred during the quarter ended June 30, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The company further acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the staff’s assistance in this process and would be pleased to discuss any questions or provide additional information or clarification regarding this letter.  Please direct any questions or comments to the undersigned at (404) 443-4302, or Jenny Parker, Senior Vice President, Secretary and Treasurer, at (404) 443-4271.

Sincerely,

                          /s/ Dennis L. Fink

Dennis L. Fink
Executive Vice President and
  Chief Financial Officer

cc:       Clarence H. Smith, Chairman, President and CEO
Jenny H. Parker, Senior Vice President, Secretary and Treasurer

          Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1)  Registration Statements (Form S-8 Nos. 333-53215 and 333-66012) pertaining to the 1998 Stock Option Plan of Haverty Furniture Companies, Inc., and

(2)  Registration Statements (Form S-8 Nos. 333-120352 and 333-176100) pertaining to the 2004 Long Term Incentive Plan of Haverty Furniture Companies, Inc.

of our reports dated March 5, 2013, with respect to the consolidated financial statements and schedule of Haverty Furniture Companies, Inc. and the effectiveness of internal control over financial reporting of Haverty Furniture Companies, Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2012.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 5, 2013